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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                                                              Page 1 of 7 Pages
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                            FRUIT OF THE LOOM, INC.
                                (Name of Issuer)
                              CLASS A COMMON STOCK
                         (Title of Class of Securities)
                                  359416-10-4
                                 (CUSIP Number)
                                 EARL C. SHANKS
         233 S. WACKER DRIVE, 5000 SEARS TOWER, CHICAGO, ILLINOIS 60606
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)
                               November 17, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


  CUSIP No. 359416-10-4                                       Page 2 of 7 Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William Farley

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]

     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

            BK, PF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                           7      SOLE VOTING POWER

                                  7,008,976 Shares

                           8      SHARED VOTING POWER

   NUMBER OF SHARES               0 Shares
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                  7,008,976 Shares  See Item 5(b) below.

                          10      SHARED DISPOSITIVE POWER

                                  0 Shares

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,008,976 Shares

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2%   See Item 5(b) below.

    14      TYPE OF REPORTING PERSON*

            IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 3 of 7 Pages


        ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE AMENDED. ALL OTHER ITEMS HEREIN REMAIN UNCHANGED. ALL DEFINED TERMS SHALL HAVE SAME MEANING AS PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING OF SCHEDULE 13D OR ANY PREVIOUS AMENDMENT THERETO, UNLESS OTHERWISE NOTED.

         Item 1. Security and Issuer.

         This statement relates to the shares of Class A Stock of the Company, whose principal executive offices are located at 233 South Wacker Drive, 5000 Sears Tower, Chicago, Illinois 60606.

         Item 2. Identity and Background.

                 (a)      Name of Person Filing:

                          William Farley

                 (b)      Residence or Business Address:

                          233 South Wacker Drive
                          5000 Sears Tower
                          Chicago, Illinois 60606

                 (c)      Principal Occupation:

                          Chairman of the Board, President and Chief Executive Officer of the Company.

                 (d)
                 and (e)  Certain Proceedings:

                          Farley has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject Farley to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)      Citizenship:

                          United States

         Item 4. Purpose of Transaction:

         As a director and Chief Executive Officer of the Company, Farley participates in the management of the Company and its operations.

         Item 5. Interest in Securities of the Issuer:

         (a) The Company has two classes of common stock outstanding: Class A Common Stock and Class B Common Stock. Each share of Class B Stock of the Company carries five votes per share and is convertible at the holder's option into one share of Class A Stock, which carries one vote per share. Therefore, for the purposes of calculating the number of shares of Class A Stock deemed owned, for this Schedule 13D the Class B Stock is considered Class A Stock.

         Farley is the beneficial owner of 7,008,976 shares of Class A Stock (including shares of Class B Stock convertible into Class A Stock). Farley's ownership is comprised of:

                 (i) 318,000 shares of Class A Stock which he owns directly;





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                                                              Page 4 of 7 Pages


                 (ii) 3,514,212 shares of Class B Stock which he owns directly;

                 (iii) 3,176,764 shares of Class B Stock which are owned by Farley Inc. and of which Farley is deemed to be the beneficial owner; and

                  (iv) Mr. Farley also has immediatly exercisable options to acquire 408,333 shares of Class A Stock pursuant to certain Company stock option plans.

         (b)     Farley controls 32.9% of the voting power of the Company.

         Subject to the provisions of the agreements and the certificate described below, Farley has the power, through himself and Farley Inc. (of which he is the 100% common stockholder, a director and has the power to appoint a majority of the board of directors) to direct the vote and the disposition of 7,008,976 shares of Class A Stock (which represents shares of Class B Stock convertible into Class A Stock) which he owns directly and indirectly through Farley Inc. No person shares the power to vote the shares which Farley owns directly or indirectly.

         Farley Inc.'s and Farley's holdings in Class A Stock and Class B Stock are governed by the following agreements and certificate, which contain provisions regarding restrictions of dispositions of such stock by Farley Inc. or Farley under certain circumstances:

                 Farley Inc. has pledged 2,000,000 shares of Class B Stock to the International Union United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") and Farley has pledged 300,000 shares of Class B Common Stock to the UAW, both under a Pledge and Collateral Trust Agreement. Exhibit 99(a).

                 Farley Inc. has pledged 721,909 shares of Class B Stock to the Pension Benefit Guaranty Corporation (the "PBGC"), under a Pledge and Collateral Trust Agreement, which is attached hereto as an exhibit. Farley Inc. has also granted a second lien to the PBGC on the 2,000,000 shares of Class B Stock pledged to the UAW. Exhibit 99(b).

                 Farley has pledged 419,011 shares of Class B Stock to National Westminster Bank ("NatWest") under a General Security Agreement, as amended. Exhibit 99(c) and 99(d).

                 The Fourth Restated Certificate of Incorporation of Farley Inc. prohibits Farley Inc. from disposing of certain of its shares of Company Class B Stock without the consent of the entire Farley Inc. Board of Directors. Exhibit 99(e).

                 Amended and Restated Voting Agreement between Farley and Farley Inc. Exhibit 99(f).

                 Farley has pledged 2,745,201 shares of Class B Stock to NationsBank under a Stock Pledge Agreement. Exhibit 99(g). Farley has granted a second lien to NationsBank on the 300,000 shares of Class B Stock pledged to the UAW. Farley has granted a second lien to NationsBank on the 419,011 shares of Class B stock pledged to NatWest, both as described above.

                 Guaranty by the Company to NationsBank in connection with Farley's General Security Agreement to NationsBank. Exhibit 99(h), 99(i), 99(j), 99(k), 99(l) and 99(m). Farley has
                 granted a second lien to the Company on the 1,600,000 shares of Class B Stock pledged to NationsBank and NationsBank of Florida, N.A., 1,550,000 of which is included in the 2,745,201 shares of Class B Stock described in the immediately preceeding paragraph.

                 Farley has pledged 50,000 shares of Class B Stock to NationsBank of Florida, N.A., in connection with a Hypothecation Security Agreement and Special Power of Attorney. Exhibit 99(n). Farley has granted a second lien to NationsBank on these shares.

                 Farley has pledged 318,000 shares of Class A Stock to the Pershing Division of Donaldson, Lufkin & Jenrette Securities, Inc. under a Margin Agreement. Exhibit 99(o).

         (c)     Not applicable.

         (d)     Not applicable.





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                                                              Page 5 of 7 Pages


         Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         See Item 5.

         Item 7. Exhibits.

      99.(a) Pledge and Collateral Trust Agreement among Farley Inc., Farley and the UAW, dated December 30, 1992.*

      99.(b) Pledge and Collateral Trust Agreement among Farley Inc., Farley and PBGC, dated December 30, 1992.*

      99.(c)     Pledge Agreement of Farley to NatWest, dated August 25, 1993.

      99.(d) Amendment to Pledge Agreement of Farley to NatWest, dated September 12, 1995.

      99.(e) Fourth Restated Certificate of Incorporation by Farley Inc., dated December 30, 1992.*

      99.(f) Amended and Restated Voting Agreement between Farley and Farley Inc., dated December 30, 1992.*

      99.(g) Stock Pledge Agreement of Farley to NationsBank, dated November 17, 1995.

      99.(h) Guaranty of Payment by Fruit of the Loom, Inc. to NationsBank of Florida, N.A., dated June 27, 1994.

      99.(i) Ratification of Guaranty by Fruit of the Loom, Inc. to NationsBank of Florida, N.A., dated July 1, 1995.

      99.(j) General Security Agreement of Farley to NationsBank of Florida, N.A., dated December 18, 1992.

      99.(k) First Amendment to General Security Agreement of Farley to NationsBank of Florida, N.A., dated August 27, 1993.

      99.(l) Second Amendment to General Security Agreement of Farley to NationsBank of Florida, N.A., dated June 27, 1994.

      99.(m) Third Amendment to General Security Agreement of Farley to NationsBank of Florida, N.A., dated December 18, 1994.


      99.(n) Hypothecation Security Agreement and Special Power of Attorney of Farley to NationsBank of Florida, N.A., dated August 4, 1994.

      99.(o) Margin Agreement by and between Farley and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, dated October 27, 1988.*

      99.(p)     Power of Attorney, dated November 17, 1995.
____________________________

* - previously filed.





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                                                               Page 6 of 7 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                WILLIAM FARLEY



                                                By:   /s/ William Farley
                                                    --------------------------


Dated:   November 17, 1995





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                                                               Page 7 of 7 Pages

                               INDEX TO EXHIBITS


 Exhibit                                                             Sequential
 Number                      Description                             Page Number
 -------                     -----------                             -----------

99.(a)     Pledge and Collateral Trust Agreement among Farley Inc.,        *
           Farley and the UAW, dated December 30, 1992.

99.(b)     Pledge and Collateral Trust Agreement among Farley Inc.,        *
           Farley and PBGC, dated December 30, 1992.

99.(c)     Pledge Agreement of Farley to NatWest, dated August 25, 1993.

99.(d) Amendment to Pledge Agreement of Farley to NatWest, dated September 12, 1995.

99.(e)     Fourth Restated Certificate of Incorporation by Farley Inc.,    *
           dated December 30, 1992.

99.(f)     Amended and Restated Voting Agreement between Farley and        *
           Farley Inc., dated December 30, 1992.

99.(g)     Stock Pledge Agreement of Farley to NationsBank, dated
           November 17, 1995.

99.(h) Guaranty of Payment by Fruit of the Loom, Inc. to NationsBank of Florida, N.A., dated June 27, 1994.

99.(i)     Ratification of Guaranty by Fruit of the Loom, Inc. to
           NationsBank of Florida, N.A., dated July 1, 1995.

99.(j)     General Security Agreement of Farley to NationsBank of
           Florida, N.A., dated December 18, 1992.

99.(k) First Amendment to General Security Agreement of Farley to NationsBank of Florida, N.A., dated August 27, 1993.

99.(l) Second Amendment to General Security Agreement of Farley to NationsBank of Florida, N.A., dated June 27, 1994.

99.(m) Third Amendment to General Security Agreement of Farley to NationsBank of Florida, N.A., dated December 18, 1994.


99.(n) Hypothecation Security Agreement and Special Power of Attorney of Farley to NationsBank of Florida, N.A., dated August 4, 1994.

99.(o)     Margin Agreement by and between Farley and the Pershing         *
           Division of Donaldson, Lufkin & Jenrette Securities
           Corporation, dated October 27, 1988.

99.(p)     Power of Attorney, dated November 17, 1995.
____________________________

* - previously filed.





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